HUNTON & WILLIAMS LLP FOUNTAIN PLACE 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202-2799 TEL 214 • 979 • 3000 FAX 214 • 880 • 0011

June 5, 2015

Via EDGAR

Mr. Raymond Be, Office of Chief Counsel

Mr. Dietrich King, Assistant Director

United States Securities and Exchange Commission

101 F Street, NE

Washington, D.C. 20549

Re:	Enova International, Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-199733

Messrs. Be and King:

On behalf of Enova International, Inc. (the “Company”), we are transmitting this letter to address the matters discussed on our call held on Friday, May 22, 2015.

Discussion of Staff Legal Bulletin No. 4

The Securities and Exchange Commission (the “SEC”) has stated that a dividend of securities generally does not constitute a “sale” within the meaning of Section 2(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”), because such dividend does not constitute a disposition “for value” within the meaning of that section. See Securities Act Release No. 33-929 (July 29, 1936). The Staff of the SEC issued Staff Legal Bulletin No. 4 dated December 16, 1997 (the “Staff Bulletin”) to address whether Section 5 of the Securities Act applies to spin-offs. The Staff Bulletin states that a subsidiary does not have to register its shares under the Securities Act if the following five conditions are met:

1.	the parent shareholders do not provide consideration for the spun-off shares;

2.	the spin-off is pro-rata to the parent shareholders;

3.	the parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets;

4.	the parent has a valid business purpose for the spin-off; and

United States Securities and Exchange Commission

Messrs. Raymond Be and Dietrich King

June 5, 2015

5.	if the parent spins-off “restricted securities,” it has held those securities for at least two years.

The Company respectfully submits that Cash America International, Inc., a Texas corporation (“Cash America”), and the Company complied with the Staff Bulletin and met all five conditions set forth above in connection with the tax-free distribution of approximately 80% of the Company’s issued and outstanding common stock to Cash America’s shareholders (the “Spin-off”).

We will discuss each condition in turn:

1.	The parent shareholders do not provide consideration for the spun-off shares

In the Spin-off, Cash America’s shareholders received shares of the Company’s common stock and were not required to make, and did not make, any payment or provide any consideration for the shares received.

2.	The spin-off is made pro rata to parent’s shareholders

The Spin-off was made on a pro rata basis to all of Cash America’s shareholders in proportion to each shareholder’s proportionate share ownership in Cash America. Each Cash America shareholder of record on the record date for the Spin-off received 0.915 shares of Enova common stock for every one share of Cash America common stock held on the record date. The Cash America shareholders had the same proportionate ownership interest in the Company and Cash America both before and after the distribution. Furthermore, fractional shares were handled in a manner that satisfied Question 6 of the Staff Bulletin. Fractional share interests were aggregated into whole shares and sold in the open market at prevailing market prices by an independent distribution agent and the aggregate net cash proceeds of the open market sales were distributed pro rata, to each holder who would have otherwise received a fractional share. The distribution agent, in its sole discretion, without any influence of Cash America or the Company, determined when, how and through which broker-dealer, and at what price to sell the whole shares, and the distribution agent was not an affiliate of either Cash America or the Company.

3.	The parent must provide adequate information to its shareholders and the trading markets

United States Securities and Exchange Commission

Messrs. Raymond Be and Dietrich King

June 5, 2015

Cash America satisfied the requirement of providing adequate information by filing the Form 10 (File No. 001-35503), including the Information Statement contained as Exhibit 99.1 (the “Information Statement”), to register the Company’s shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and mailing to Cash America’s shareholders the Information Statement. The Information Statement described the Spin-Off and the Company and substantially complied with Regulation 14A or Regulation 14C under the Exchange Act, as called for by the Staff Bulletin. The Company discussed this specific condition in its response letter, dated September 12, 2014, to the Staff’s comment letter, dated August 26, 2014, on the Company’s Registration Statement on Form 10.

4.	The parent has a valid business purpose for the spin-off

Cash America’s Board of Directors determined that there were valid business purposes for the Spin-off. In this regards, Cash America’s Board of Directors determined that the separation of Cash America’s storefront retail business and the Company’s online financial services business and the Spin-off would achieve a number of business purposes. The following benefits were set forth on pages 64 to 65 of the Information Statement:

•	Strategic Focus and Operational Flexibility. Position each company to pursue a more focused, industry-specific strategy, with the Company well-positioned to pursue value creation strategies in the online financial services business and beyond, and Cash America well-positioned to focus on its remaining storefront retail services business, and create additional operational flexibility within each of the Company and Cash America.

•	Management Focus. Allow management of each company to concentrate that company’s resources wholly on its particular market segments, regulatory requirements, customers and core lending businesses, with greater ability to anticipate and respond rapidly to changing markets and new opportunities.

•	Isolation of regulatory oversight and risks for each company. Allow for better definition of regulatory responsibilities, implementation of more efficient compliance activities and relations with regulators that are more focused on each company’s distinct operations. In addition, the risk profile for each company will be directly aligned to each company’s operations.

•	Recruiting and Retaining Employees. Allow each company to recruit and retain employees with expertise directly applicable to its needs and pursuant to compensation

United States Securities and Exchange Commission

Messrs. Raymond Be and Dietrich King

June 5, 2015

policies that are appropriate for its specific lines of business. In particular, following the distribution, the value of equity-based incentive compensation arrangements offered by each company should be more closely aligned with the performance of its businesses, and the employee benefits offered by each company should be better tailored to the nature of each company’s business.

•	Access to Capital and Capital Structure. Eliminate competition for capital between the business lines. Instead, both companies will have direct access to the debt and equity capital markets to fund their respective growth strategies and to establish a capital structure and dividend policy appropriate for their business needs.

•	Distinct investment identity. Enable investors to evaluate the merits, performance and future prospects of each company’s businesses and to invest in each company separately based on these distinct characteristics and the investor’s particular different industry focus, investment goals and risk profile.

The Staff Bulletin states that “the parent must determine whether there is a valid business purpose for the spin-off.” The Company has been advised that Cash America determined that these constituted valid business purposes for the Spin-off, and the Company believes that these were valid business purposes for the Spin-off.1

While the Staff Bulletin provides that “the facts of a particular situation will determine whether the business purpose is valid,” the Staff Bulletin goes on to say that the Staff has recognized the following examples as valid business purposes for a spin-off: (i) “allowing management of each business to focus solely on that business,” (ii) “providing employees of each business stock-based incentives linked solely to his or her employer,” (iii) “enhancing access to financing by allowing the financial community to focus separately on each business,” or (iv) “enabling the companies to do business with each other’s competitors.” Three of these examples of valid business purposes are in sync with Cash America’s business purposes for the Spin-off set forth in the Information Statement.

Furthermore, the Staff Bulletin also provides three examples of invalid business purposes: (i) “creating a market in the spun-off securities without providing adequate

[1]

As discussed in this letter under “Private Letter Ruling and Request,” the tax-free characterization of the Spin-off required that the Spin-off be carried out for one or more corporate business purposes.

United States Securities and Exchange Commission

Messrs. Raymond Be and Dietrich King

June 5, 2015

information to the shareholders or to the trading markets,” (ii) “the creation of a public market in the shares of a company that has minimal operations or assets,” or (iii) “the creation of a public market in the shares of a company that is a development stage company that has no specific business plan or whose business plan is to engage in a merger or acquisition with an unidentified company.” None of these three invalid business purposes are applicable to the Company as (x) adequate information was provided to Cash America’s shareholders and the trading markets as discussed above, (y) the Company did not have minimal operations or assets and (z) the Company’s business was not in any development stage and there were no plans for the Company to engage in a merger or acquisition following the Spin-off.

5.	If the parent spins-off “restricted securities,” the parent must have held those securities for at least two years

The Staff Bulletin states that the two-year holding period condition does not apply where the parent formed the subsidiary being spun-off, rather than acquiring the business from a third-party. Cash America formed the Company on September 7, 2011, and accordingly, the Company respectfully submits that this final condition has been satisfied. Additionally, Cash America held the shares for more than two years prior to the Spin-off, which also satisfies this condition.

Discussion of Spin-offs of Less Than All of a Subsidiary’s Shares

The Staff Bulletin states that “[i]n a spin-off, a parent company distributes shares of a subsidiary to the parent company’s shareholders.” The Staff Bulletin does not provide that the parent company is required to distribute all of the shares of a subsidiary to the parent company’s shareholders. In some cases, a parent may distribute fewer than all of the shares of the spin-off company.

In order for a partial spin-off to be tax-free, the parent must generally distribute “control” of the spin-off company, as determined pursuant to the Internal Revenue Code (the “Code”) (i.e., at least 80% of the voting power of all of the shares and at least 80% of any non-voting shares of the spin-off company), and the parent must establish to the satisfaction of the Secretary of the Treasury that it has a valid business purpose for retaining any shares of the spin-off company.2

[2]	The additional requirement of having to satisfy the Secretary of the Treasury that a valid business purpose exists for retaining shares is likely a reason why 100% spin-offs are more common than partial spin-offs.

United States Securities and Exchange Commission

Messrs. Raymond Be and Dietrich King

June 5, 2015

While it is more common for parent companies to spin-off 100% of the shares of the company being spun-off, other companies have engaged in partial spin-offs. We reviewed spin-off transactions that were filed with SEC on Form 10 over the last six years and we identified the following partial spin-offs filed in reliance on the Staff Bulletin, in addition to the Company’s Spin-off:3

1.	Gannett Co., Inc.’s proposed spin-off of 98.5% of the outstanding shares of common stock of Gannett SpinCo, Inc. (File No. 001-36874) (Form 10 originally filed on March 12, 2015 and is currently in process);

2.	Baxter International Inc.’s proposed spin-off of approximately 80.5% of the outstanding shares of common stock of Baxalta Incorporated (File No. 001-36782) (Form 10 originally filed on December 10, 2014 and is currently in process);

3.	Inland American Real Estate Trust, Inc.’s spin-off of 95% of the outstanding shares of common stock in Xenia Hotels & Resorts, Inc. (File No. 001-36594) (Form 10 originally filed on August 11, 2014 and effective in January 2015);

4.	Occidental Petroleum Corporation’s spin-off of at least 80.1% of the outstanding shares of common stock in California Resources Corporation (File No. 001-35743) (Form 10 originally filed June 5, 2014 and effective on October 14, 2014);

5.	Tribune Company’s spin-off of 98.5% of the outstanding shares of common stock of Tribune Publishing Company (File No. 001-36230) (Form 10 originally filed December 9, 2013 and effective on July 21, 2014);

6.	Valero Energy Corporation’s spin-off of 80% of the outstanding shares of common stock of Corner Store Holdings, Inc. (File No. 001-35743) (Form 10 originally filed November 16, 2012 and effective on April 9, 2013);

7.	Ralcorp Holdings, Inc.’s spin-off of at least 80% of the outstanding shares of common stock of Post Holdings, Inc. (File No. 001-35305) (Form 10 originally filed on September 26, 2011 and effective on January 23, 2012);

[3]	None of the nine partial spin-offs listed involve spin-offs following an initial public offering, which was referred to in our telephone conference as one way in which companies effect spin-offs.

United States Securities and Exchange Commission

Messrs. Raymond Be and Dietrich King

June 5, 2015

8.	Atlas Energy, L.P.’s spin-off of approximately 19.6% of its limited partner interest in Atlas Resource Partners, L.P. (File No. 001-35317) (Form 10 originally filed on October 17, 2011 and effective on February 14, 2012); and

9.	Cardinal Health, Inc.’s spin-off of at least 80% of the outstanding shares of common stock in CareFusion Corporation. (File No. 001-34273) (Form 10 originally filed March 31, 2009 and effective on July 24, 2009).

We also have identified correspondence wherein the Staff has previously directly addressed and accepted a registrant’s ability to rely on the Staff Bulletin in connection with a partial spin-off. Specifically, in a Staff comment letter dated November 15, 2011, the Staff requested Atlas Resource Partners, L.P. (“Atlas Resource”) to provide a written analysis with respect to its eligibility to rely on the Staff Bulletin in connection with a partial spin-off of approximately 20% of Atlas Resource’s limited partnership interests by its parent Atlas Energy, LP. See Atlas Resource Partners, dated November 15, 2011. In comment no. 8, the Staff wrote:

“We note that you are not registering the distribution of the registrant’s units to the unitholders of Atlas Energy, LP. If you intend to rely on Staff Legal Bulletin No. 4, please provide a detailed written analysis with respect to your eligibility to rely on such interpretation. Please ensure that your response includes, without limitation, an analysis regarding how the distribution will be pro rata to the unitholders of Atlas Energy, LP.”

In a letter to the Staff dated December 1, 2011, counsel for Atlas Resource provided its analysis that “Atlas Energy’s [its parent] planned distribution of a portion of the common limited partnership units of the Partnership will comply with [the requirements of Staff Legal Bulletin No. 4] and will not require registration under the Securities Act” (emphasis added). In an additional comment letter, dated December 21, 2011, following up on its initial comment concerning the Staff Bulletin, the Staff inquired further about whether the spin-off met the condition of the Staff Bulletin concerning a valid business purpose, and after receiving an additional response from the registrant’s counsel, the Staff had no further comment or objection to the reliance on the Staff Bulletin by Atlas Resource and its parent. The analysis provided by Atlas Resources is the same analysis as to the ability to rely on the Staff Bulletin in connection with the 80% spin-off by Cash America as we have provided in this letter.

We have also reviewed available SEC Staff comment letters and responsive correspondence issued in connection with the partial spin-offs that we have identified as having been filed with the SEC in the last six years, as referenced above, and none, other than Atlas

United States Securities and Exchange Commission

Messrs. Raymond Be and Dietrich King

June 5, 2015

Resource, commented specifically upon the applicability of the Staff Bulletin to a partial spin-off. We note, however, that the Staff referenced the Staff Bulletin in other comment letters indicating to us that the Staff recognizes the appropriateness of reliance on the Staff Bulletin in connection with partial spin-offs.

First, in a comment letter to Tribune Publishing Company (“Tribune Publishing”), dated January 3, 2014, in comment no. 17, the Staff advised Tribune Publishing to “confirm that the transfer agent and the broker-dealers it uses are not affiliates of the Tribune Company or Tribune Publishing Company. For guidance, refer to Question 6 of Staff Legal Bulletin No. 4 (Sept. 16, 1997).” (emphasis added). In response, Tribune Publishing confirmed that the transfer agent and the broker-dealers are not affiliates, to indicate compliance with Question 6 of the Staff Bulletin.

Second, in a comment letter to Corner Store Brands, Inc. (formerly, Corner Store Holdings, Inc.) (“CST”), dated December 14, 2012, in comment no. 7, the Staff’s said:

“We note that you may waive the conditions that the SEC declares the Form 10 effective and the information statement be mailed to Valero shareholders. Please confirm to us your understanding that such condition must be satisfied by you and Valero to rely on our position set forth in Staff Legal Bulletin No. 4.” (emphasis added)

In response to the Staff’s comment letter to CST, in a letter dated January 9, 2013, CST advised the Staff that it “confirms its understanding that the conditions that the SEC declare the Form 10 effective and the information statement be mailed to Valero’s shareholders must be satisfied for the Company and Valero to rely on the Staff’s position set forth in Staff Legal Bulletin No. 4.”

In addition, in its comment no. 3 contained in the Staff’s comment letter dated August 26, 2014 to the Company concerning the Company’s Form 10 and Information Statement, the Staff, when addressing matters relating to the Company’s Information Statement, stated: “You may refer to Staff Legal Bulletin No. 4 for further guidance,” seemingly also recognizing the propriety of reliance on the Staff Bulletin.

In each of these instances, the Staff’s comments, and in particular the instances where the Staff has referred registrants to the Staff Bulletin for further guidance, do not square with a position that the Staff Bulletin does not apply to partial spin-offs.

United States Securities and Exchange Commission

Messrs. Raymond Be and Dietrich King

June 5, 2015

When reviewing the Staff comment letters issued in connection with these partial spin-offs, we note that none of them said that the registrants were not entitled to rely on the Staff Bulletin, if the five conditions were met.4

In light of the foregoing, it appears settled that a spin-off of less than all of a subsidiary’s shares may be made in reliance on the Staff Bulletin if the five conditions are met, as they were here.

Discussion of Registration Rights Agreements in Spin-Off Transactions

You have asked us to identify other spin-off transactions in which a subsidiary entered into a registration rights agreement relating to the registration of the shares retained by the parent.

Of the nine partial spin-offs listed in the previous section of this letter, we found that subsidiaries had entered into registration rights agreements with its parent company agreeing to register the retained shares, with the registration rights agreement being signed at or before the spin-off and effective at the time of the spin-off, in connection with the spin-off of shares of the following companies: California Resources Corp.5, CST Brands, Inc.6, Post Holdings, Inc.7 and

[4]	The registration statements on Form 10 for the partial spin-offs by Gannett Spinco and Baxalta are still in registration and no comment letters have yet appeared on EDGAR. However, several amendments to the registration statements have been filed, presumably in response to Staff comments, and the filed amendments indicate that the registrants are continuing to rely on the Staff Bulletin. This has led us to believe that the Staff is not requiring these partial spin-offs to be registered under Section 5 of the Securities Act based on the registrants’ reliance on the Staff Bulletin.
[5]	California Resources Corp.’s information statement filed as Exhibit 99.1 to its Form 10 provides as follows: “Occidental [the parent] expects to dispose of all of the Retained Securities by making one or more offers to exchange such Retained Securities for outstanding shares of Occidental common stock. . . . . In connection with the spin-off, we are entering into a Stockholder’s and Registration Rights Agreement with Occidental, pursuant to which we will agree that, upon the request of Occidental, we will use our best efforts to effect the registration under applicable securities laws of the disposition of shares of common stock retained by Occidental and to cooperate with Occidental to facilitate its disposition of the Retained Securities through one or more exchanges for Occidental common stock.” (emphasis added)
[6]	CST Brands, Inc.’s information statement filed as Exhibit 99.1 to its Form 10 provides as follows: “Prior to the distribution, we and Valero will enter into a Stockholder’s and Registration Rights Agreement pursuant to which we will agree that, upon the request of Valero, we will use our best efforts to effect the registration under applicable federal and state securities laws of the shares of our common stock retained by Valero after the distribution. In addition, Valero will grant us a proxy to vote the shares of our common stock that Valero retains immediately after the distribution in proportion to the votes cast by our other stockholders. This proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from Valero to a person other than Valero, and neither the voting agreement nor the proxy will limit or prohibit any such sale or transfer.” (emphasis added)
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Post Holdings, Inc.’s information statement filed as Exhibit 99.1 to its Form 10 provides as follows: “Prior to the separation, we and Ralcorp will enter into a Shareholder’s and Registration Rights Agreement pursuant to which we will agree that, upon the request of Ralcorp, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of our common stock retained by Ralcorp. In addition, Ralcorp will agree to vote any shares of our common stock that it retains immediately after the separation in proportion to the votes cast by our other shareholders. In connection with such agreement, Ralcorp will grant us a proxy to vote its shares of our common stock in such proportion. This proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from Ralcorp to a person other than Ralcorp, and neither the Shareholder’s and Registration Rights Agreement nor proxy will limit or prohibit any such sale or transfer.” (emphasis added)

United States Securities and Exchange Commission

Messrs. Raymond Be and Dietrich King

June 5, 2015

CareFusion Corporation8. Further, Baxalta Incorporated’s (“Baxalta”) information statement filed as Exhibit 99.1 to its pending Registration Statement on Form 10 as part of its separation from Baxter International, Inc. (“Baxter”), states that Baxter and Baxalta will enter into a shareholder’s and registration rights agreement with Baxter wherein Baxalta will agree, upon the request of Baxter, to use reasonable best efforts to effect a registration under applicable federal and state securities laws of any shares of Baxalta’s common stock retained by Baxter. The form of shareholder’s and registration rights agreement was filed by Baxalta as Exhibit 4.1 to Baxalta’s amendment to its Form 10 filed on April 10, 2015. Based on our review of precedent involving partial spin-offs, we have determined that it is not unusual for the parent and its spin-off subsidiary to enter into a registration rights agreement at or before the spin-off pursuant to which the subsidiary agrees to effect the registration of the shares retained by the parent.

[8]	CareFusion Corporation’s information statement filed as Exhibit 99.1 to its Form 10 provides as follows: “Prior to the separation, we and Cardinal Health will enter into a stockholder’s and registration rights agreement pursuant to which we will agree that, upon the request of Cardinal Health, we will use our commercially reasonable efforts to effect the registration under applicable federal and state securities laws of any shares of our common stock retained by Cardinal Health. In addition, Cardinal Health will agree to vote any shares of our common stock that it retains immediately after the separation in proportion to the votes cast by our other stockholders. In connection with such agreement, Cardinal Health will grant us a proxy to vote its shares of our common stock in such proportion. This proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from Cardinal Health to a person other than Cardinal Health, and neither the voting agreement nor proxy will limit or prohibit any such sale or transfer.” (emphasis added)

United States Securities and Exchange Commission

Messrs. Raymond Be and Dietrich King

June 5, 2015

Of these spin-off companies, two companies have registered the sale of shares retained by the parent under the Securities Act following the spin-off and another proposes to do so in its pending Registration Statement on Form 10.

Specifically, following its 80% spin-off from Cardinal Health, Inc. (“Cardinal Health”), CareFusion Corporation (“CareFusion”) filed a registration statement on Form S-1 (File No. 333-164059) with the SEC on December 29, 2009, registering the shares retained by its former parent, Cardinal Health pursuant to Rule 415. Cardinal Health is described as the selling stockholder in the prospectus. The prospectus provides:

“Prior to our separation from Cardinal Health, we and Cardinal Health entered into a stockholder’s and registration rights agreement pursuant to which we agreed that, upon the request of Cardinal Health, we would use our commercially reasonable efforts to effect the registration under applicable federal and state securities laws of the shares of common stock retained by Cardinal Health, which shares are being offered for sale by Cardinal Health hereby. In connection with the spin-off, Cardinal Health retained approximately 19% of our outstanding common stock, or 41,392,836 shares. Pursuant to the private letter ruling received from the Internal Revenue Service by Cardinal Health in connection with the separation, Cardinal Health is required to dispose of these shares within five years of the distribution date.” (emphasis added)

The Form S-1 was declared effective by the SEC as of January 6, 2010.

On August 5, 2010, CareFusion filed a post-effective amendment no. 1 to the registration statement on Form S-1 deregistering all securities registered pursuant to the registration statement and not otherwise sold by Cardinal Health. The post-effective amendment states that:

“[t]he Registration Statement was filed in accordance with the Stockholder’s and Registration Rights Agreement dated as of August 31, 2009 filed as Exhibit 4.1 thereto (the “Registration Rights Agreement”). On the date hereof, the registrant has filed a new registration statement on Form S-3 that became effective upon filing pursuant to Rule 462(e) under the Securities Act of 1933, as amended, in fulfillment of its obligations under the Registration Rights Agreement.”

On August 5, 2010, CareFusion filed an automatic shelf registration statement on Form S-3 with the SEC registering all unsold shares of the common stock retained by Cardinal Health in the spin-off pursuant to Rule 415. CareFusion’s prospectus that is a part of the registration

United States Securities and Exchange Commission

Messrs. Raymond Be and Dietrich King

June 5, 2015

statement on Form S-3 included the exact same language concerning its filing pursuant to a registration rights agreement as contained in CareFusion’s registration statement on Form S-1 (with the exception of share amounts that would have changed between filings), indicating that the registration statement was being filed in connection with CareFusion’s obligations under the registration rights agreement it entered into with Cardinal Health. Finally, on January 28, 2011, CareFusion filed a post-effective amendment no. 1 to the shelf registration statement on Form S-3 discontinuing the effectiveness of the shelf registration statement on Form S-3 relating to Cardinal Health’s retained shares and deregistering all of the retained shares that remained unsold because its obligation to keep the registration statement effective pursuant to the terms of the registration rights agreement with Cardinal Health had terminated.

When comparing the proposed registration of Cash America’s retained Company shares, as contemplated by the Company’s registration statement on Form S-1, with the registration of the shares retained by Cardinal Health pursuant to its registration rights agreement with CareFusion, we have concluded there is not any difference in what is contemplated by the Company’s registration of Cash America’s retained shares and the registration of Cardinal Health’s retained shares.

Second, following its spin-off from Valero Energy Corporation (“Valero”), CST filed a registration statement on Form S-1 (File No. 333-191162) with the SEC on November 4, 2013, registering the shares retained by its former parent, Valero. In this registration statement, Valero, in its capacity as selling stockholder, offered the shares of CST’s common stock if and to the extent Citicorp North America, Inc. (which was the debt exchange party), acquired such shares from Valero prior to the completion of the offering in exchange for Valero’s indebtedness held by the debt exchange party. The debt exchange party would then sell the shares of CST’s common stock to the underwriters and the underwriters would sell the shares of CST’s common stock pursuant to the offering. Under the federal securities laws, Valero was deemed the selling stockholder and an underwriter of any of the shares sold in the offering. However, the debt exchange party, and not Valero, would receive any cash proceeds from the offering. The Form S-1 was declared effective by the SEC as of November 6, 2013.

The pending Registration Statement on Form 10 filed by Baxalta, discussed above, in connection with Baxter’s spin-off of 80.5% of Baxalta, contains a shareholder’s and registration rights agreement as Exhibit 4.1. In explaining Baxter’s intentions with respect to the shares it intends to retain, the information statement contained as Exhibit 99.1 states that the disposition of the retained shares “could include one or more subsequent exchanges for debt or equity within the 18-month period following the distribution or otherwise be used to satisfy Baxter’s

United States Securities and Exchange Commission

Messrs. Raymond Be and Dietrich King

June 5, 2015

outstanding obligations . . . Any shares not disposed of by Baxter during such 18-month period will be otherwise disposed of, including potentially through secondary offerings of Baxalta common stock, by Baxter consistent with the business reasons for the retention, but in no event later than five years after the distribution. It is anticipated that Baxter and Baxalta will enter into a shareholder’s and registration rights agreement with Baxter wherein Baxalta will agree, upon the request of Baxter, to use reasonable best efforts to effect a registration under applicable federal and state securities laws of any shares of Baxalta’s common stock retained by Baxter.” (emphasis added)

While the Baxalta registration statement has not become effective and the spin-off has not yet occurred, there is structurally no difference in what Baxalta has described doing to register Baxter’s resale of the retained Baxalta shares, including the entry into a registration rights agreement prior to the spin-off, when compared to the registration of the retained Company shares held by Cash America.

Conclusions Drawn from our Staff Bulletin Analysis and Analysis of SEC Precedent

In summary, during our telephone conference, you requested that we provide you an analysis of the applicability of the Staff Bulletin to the Spin-off and point to other spin-offs similar to Cash America’s spin-off of the Company that relied on the Staff Bulletin, and to point to others that involved registration rights agreements entered into prior to a spin-off. In light of the information set forth above, the Company respectfully submits that the Spin-off was in compliance with the requirements set forth in the Staff Bulletin and prevailing precedent and that the entering into a registration rights agreement with Cash America is consistent with precedent of recent partial spin-off transactions. Further, the Company respectfully submits the registration of retained shares following a partial spin-off has been contemplated by the partial spin-offs by California Resources, CST Brands, Inc., Post Holdings and CareFusion and the pending partial spin-off of Baxalta.

Private Letter Request and Ruling

On our call, you asked us to provide you further information regarding Cash America’s requirement that it must sell the retained Company shares within two years following the Spin-off to comply with a private letter ruling obtained by Cash America relating to the retention of the Company’s shares in connection with the tax-free Spin-off.

United States Securities and Exchange Commission

Messrs. Raymond Be and Dietrich King

June 5, 2015

In order for a spin-off to qualify as tax-free to both the parent and its shareholders for U.S. federal income tax purposes, it must qualify under Section 355 of the Code. Section 355 aims to provide tax-free treatment to transactions that separate two operating businesses and not to transactions that resemble either (1) distributions of cash or other liquid assets or (2) corporate level sales. Under Section 355, the parent must distribute “control” of the spin-off company (generally, stock representing 80% of the voting power and 80% of each non-voting class of stock) and must establish to the satisfaction of the Secretary of the Treasury that any retention of stock or securities is not pursuant to a tax avoidance plan. In addition, the parent and the spin-off company must each satisfy a five-year active trade or business test (i.e., immediately after the spin-off, each of the parent and the spinoff company must be engaged in an “active trade or business” that was actively conducted throughout the five-year period before the spin-off, with certain exceptions). Further, the spin-off must be carried out for one or more corporate business purposes and may not be used principally as a “device” for the distribution of the earnings and profits of the parent, the spin-off company, or both.

A company planning a spin-off must determine whether to proceed solely on the basis of an opinion of tax counsel or whether to seek a private letter ruling from the Internal Revenue Service (the “IRS”). A private letter ruling provides a high degree of assurance as to the tax results of a transaction. However, in a recent policy change, the IRS indicated that it will no longer issue private letter rulings broadly on whether a transaction as a whole satisfies the requirements for tax-free treatment, but instead will only rule on “significant issues” embedded in the transaction. One of the “significant issues” that the IRS has agreed to consider, and will issue a private letter ruling on, is whether the retention of stock by the parent company in the spun-off subsidiary, like here, is not in pursuance of a plan having as one of its principal purposes the avoidance of federal income tax.

In the event that less than all of the shares of a subsidiary is spun-off by its parent and the parent seeks a private letter ruling confirming that the retention of the stock of the subsidiary is permissible and will not result in a taxable event, the parent must establish to the satisfaction of the Secretary of the Treasury that the retention by the parent of any of the subsidiary’s stock was not pursuant to a plan having as one of its principal purposes the avoidance of U.S. federal income taxes. Revenue procedures of the IRS detail requirements to receive a favorable private letter ruling from the IRS regarding the retention by a parent of shares in a subsidiary. One of the requirements of the advance ruling guidelines regarding stock retention is that the shares retained by the parent will be disposed as soon as a disposition is warranted consistent with the business purpose of the retention, but in any event not later than 5 years after the spin-off. Consistent with this advance ruling guidance, Cash America requested a private letter ruling

United States Securities and Exchange Commission

Messrs. Raymond Be and Dietrich King

June 5, 2015

relating to the retention of the Enova shares and in the private ruling submission, represented that Cash America would dispose of the shares not later than five years after the spin-off. In favorably ruling on Cash America’s request for a private letter ruling, the IRS required that Cash America dispose of the retained Company stock not later than two years following the Spin-off to minimize the duration of the continued share ownership by Cash America in the Company and accelerate the complete separation to two years. The Spin-off was completed in reliance on the private letter ruling that Cash America received and to comply with the requirements of the ruling, Cash America must dispose of the Company’s shares that it retained within two years of the Spin-off. Failure to do so will jeopardize the tax-free treatment of the Spin-off.

It is not only in Cash America’s interest to comply with this two year requirement, but it is also the Company’s interest that Cash America do so, since if the Spin-off were to be taxable by reason of the failure to comply with this disposition requirement, the Company’s shareholders would recognize gain on the shares received by them in the Spin-off instead of tax-free treatment. Apart from any registration rights obligations, the Company is motivated to register the shares retained by Cash America for this reason.

C&DI 212.15 and Identity of Interest

On our call we also discussed that Securities Act Form Compliance and Disclosure Interpretation Question 212.15 (“C&DI 212.15”) provides that “Rule 415(a)(1)(i) excludes from the concept of secondary offerings sales by parents or subsidiaries of the issuer.” However, as we also discussed, C&DI 212.15 goes on to state that “however, as a practical matter, parents and most subsidiaries of an issuer would have enough of an identity of interest with the issuer so as not to be able to make ‘secondary’ offerings of the issuer’s securities.” This phrase leaves the possibility that where subsidiaries do not have enough of an identity of interest with the parent, they may effect a secondary offering in reliance on Rule 415(a)(1)(i).

The Company respectfully submits, as further discussed below, that the facts and circumstances related to the Spin-off show that there was an insufficient identity of interest between the Company and Cash America at the time that the registration statement was filed by the Company in reliance on Rule 415(a)(1)(i). As we have discussed with the Staff, the Spin-off at its core was a separation of the Company and Cash America. The Company respectfully submits that not all spin-offs are the same and it is important to consider the facts and circumstances related to each spin-off to determine whether a parent and a subsidiary had enough of an identity of interest, as contemplated by the proviso in C&DI 212.15.

United States Securities and Exchange Commission

Messrs. Raymond Be and Dietrich King

June 5, 2015

The Wachtell, Lipton, Rosen & Katz 2014 Spin-Off Guide (available at

http://spinoffsource.com/additional-resources.html) (the “Spin-off Manual”) states the following:

In some cases a company may choose to allow managers of the business to be spun off to take a more active role in planning for the spin-off, such as where the spun-off business and the remaining business are of relatively equal size and have historically been managed independently. However, companies should recognize that these managers may begin to view themselves in a quasiadversarial position to the parent, as they begin to focus on positioning the business to be spun off in the most advantageous manner. In some cases, the question arises whether management of the business to be spun off should have separate legal representation in connection with negotiating the terms of the spinoff, either initially or when the process is closer to completion. Separate legal representation before completion of the spin-off generally is inappropriate as it would unnecessarily exacerbate internal divisions and is inconsistent with the notion that it is the duty of the parent’s board to establish the terms of the separation in a manner that serves the best interests of the parent shareholders (who, of course, will also be the initial shareholders of the spin-off company). Moreover, as to those matters that will not affect the parent following the spin-off (such as the spin-off company’s compensation policies), the spin-off company will be able to make whatever changes it desires following the spin-off, lessening the need for internal negotiations over these topics in connection with the spinoff. (emphasis added)

As the Spin-off Manual notes, depending on how much authority is given by the parent to managers of the subsidiary, the spin-off can be quasiadversarial, and the Spin-off Manual encourages parent companies not to grant such authority, going so far as to say separate legal representation before completion of the spin-off generally is inappropriate because it would exacerbate internal divisions and the Spin-Off Manual encourages lessening the need for internal negotiations over the spin-off. Despite the ability to avoid this, as maintained by Wachtell Lipton in the Spin-off Manual, Cash America elected a pathway for the Spin-off that was quasiadversarial.

United States Securities and Exchange Commission

Messrs. Raymond Be and Dietrich King

June 5, 2015

Cash America could have chosen to not appoint an independent board of directors for the Company prior to the Spin-off, with authority to approve all of the separation-related agreements, and could have chosen to wait until the effective date of the Spin-off before electing the independent board members who controlled the Company’s Board of Directors. Cash America could have chosen to not allow the Company to retain separate independent legal representation before the completion of the Spin-off. This, however, was not the case. Cash America understood the risks identified in the Spin-off Manual that the Company’s “managers may begin to view themselves in a quasiadversarial position to the parent as they begin to focus on positioning the business to be spun off in the most advantageous manner.” Cash America was also aware that “separate legal representation before completion of the spin-off generally is inappropriate as it would unnecessarily exacerbate internal divisions.” Cash America understood that appointment of an independently-controlled Board of Directors and permitting the Company to retain separate counsel would increase, not lessen, the need for internal negotiations. What happened here is exactly the development of a quasiadversarial relationship between Cash America and the Company resulting from Cash America decisions that installed elements of a quasiadversarial relationship about which the Spin-off Manual warns.

Our response letter to the Staff dated February 10, 2015 addresses the appointment by Cash America of five independent directors of the Company, out of a seven member Board, with the other Board seats filled by the Company’s Chief Executive Officer (“CEO”) and Cash America’s CEO, and that the Company’s Board alone approved the Company’s entry into the separation-related agreements. Further, the Company engaged its own outside legal counsel from Kirkland & Ellis LLP to assist it in the review and negotiations of the separation-related agreements. In that response letter, we discuss at length the negotiating environment that existed between the Company and Cash America, the culture of separateness that existed between the Company and Cash America and chronicled the give and take between counsels for the Company and Cash America as they hammered out the terms of each of the separation-related agreements. In sum, our February 10, 2015 response letter corroborates the quasiadversarial relationship between the Company and Cash America leading up to the Spin-off as the Company negotiated with Cash America to protect the Company’s own interests.

The Company respectfully submits that while many spin-off transactions involve facts and circumstances that show an “identity of interest” between the parent and the spun-off

United States Securities and Exchange Commission

Messrs. Raymond Be and Dietrich King

June 5, 2015

subsidiary, such as that recommended by the Spin-off Manual, the facts and circumstances related to the Company’s Spin-off from Cash America show that because of the structural elements discussed above and in our February 10, 2015 response letter, there was an insufficient “identity of interest” between the Company and Cash America at the time that the registration statement was filed. We respectfully submit that the proviso in C&DI 212.15, permitting secondary offerings of issuer’s securities, where there is not sufficient identity of interest is intended for situations such as existed here (and, correspondingly, if a parent follows the suggestion of the Spin-off Manual and reserves all the authority over the spin-off like the Spin-off Manual suggests, then in that case, there would more likely be a sufficient identity of interest that could preclude a secondary offering, but that is not the case here).

For the reasons set forth above, we respectfully submit that at the time the Company filed the Registration Statement, the Company did not have a sufficient identity of interest with Cash America and, as such, the secondary offering by the Company contemplated by the Registration Statement should be permissible in accordance with the provisions of Rule 415(a)(1)(i) and C&DI 212.15.

We also respectfully submit that the provisions of Rule 415(a)(1)(i) that provide that Rule 415 is not available for secondary sales by “a person which the registrant is a subsidiary” are inapplicable to the offering and sale contemplated by the Registration Statement since Cash America is not now a parent of the Company and has not been a parent of the Company for over six months, and that at the effective time of the Registration Statement will not be a parent of the Company. In this regards, we note that we have not been able to identify any authority, whether C&DI or Staff comment letter, to the effect that a registration rights agreement in these circumstances is disqualifying.

Thank you very much for your continued dialogue with us on these issues as we work to find a pathway forward.

United States Securities and Exchange Commission

Messrs. Raymond Be and Dietrich King

June 5, 2015

Sincerely,

/s/ L. Steven Leshin

L. Steven Leshin

cc:	Lisa M. Young, Esq.
Kirkland & Ellis LLP